MOL Plc.
Finance

RECEIVED

2008 OCT 22 P 3:24

8th October, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08005547

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 28 2008
THOMSON REUTERS

Zsuzsanna Kun
Investor Relations

Enclosure

10/23

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

RECEIVED

2008 OCT 22 P 3:24

INVESTOR NEWS

8 October 2008

Share sale of MOL manager

Dr. Sándor Csányi, Vice Chairman of the Board of Directors of MOL sold 12,453 MOL shares at HUF 14,136.73 on average on the Budapest Stock Exchange on 7 October 2008, with the assistance of Magyar Takarékszövetkezeti Bank Zrt. as investment service provider. After the transaction Dr. Sándor Csányi does not own any MOL shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ **MOL Plc.**

INVESTOR NEWS

1 October 2008

The European Commission has imposed a fine on MOL

The European Commission has today imposed a fine of Euro 23.7 million for participating in an allegedly concerted European paraffin-sector activity between 1992 and 2005.

MOL has yet to study the final decision and has a period of two months in which to reflect on the findings of the decision and in order to determine whether to lodge an appeal with the Court of First Instance in Luxembourg.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END